Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 27 to Registration Statement No. 333-123779 on Form N-1A of our report dated July 26, 2016, relating to the financial statements and financial highlights of FDP BlackRock CoreAlpha Bond Fund (formerly FDP BlackRock Franklin Templeton Total Return Fund), one of the series of FDP Series, Inc. (the “Company”) appearing in the Annual Report on Form N-CSR of the Company for the year ended May 31, 2016, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 9, 2017